To the Board of Directors of
The Vanguard Group, Inc.

We have examined the accompanying description of controls related to the interfund lending program of The Vanguard Group, Inc. Our examination included procedures to obtain reasonable assurance about whether the controls included in the accompanying description were suitably designed to achieve the control objectives specified in the description, if those controls were complied with satisfactorily. The control objectives were specified by the Vanguard Group, Inc. Our examination was performed in accordance with standards established by the American Institute of Certified Public Accountants and included those procedures we considered necessary in the circumstances to obtain a reasonable basis for rendering our opinion.

Because The Vanguard Group, Inc. interfund lending program is not yet operational, these procedures have not yet been placed in operation. Therefore, we did not perform procedures to determine the operating effectiveness of controls for any period. Accordingly, we express no opinion on the operating effectiveness of any aspects of The Vanguard Group, Inc.'s controls, individually or in the aggregate.

 In our opinion, the accompanying description of the aforementioned application presents fairly, in all material respects, the relevant aspects of The Vanguard Group Inc.'s controls as of December 22, 1999. Also, in our opinion, the controls, as described, are suitably designed to provide reasonable assurance that the specified control objectives would be achieved if the described controls were complied with satisfactorily.

The description of controls at The Vanguard Group, Inc. is as of December 22, 1999 and any projection of such information to the future is subject to the risk that, because of change, the description may no longer portray the controls in existence. The potential effectiveness of specific controls at The Vanguard Group, Inc. is subject to inherent limitations and, accordingly, errors or fraud may occur and not be detected. Furthermore, the projection of any conclusions, based on our findings, to future periods is subject to the risk that changes may alter the validity of such conclusions.

This report is intended solely for use by the management of The Vanguard Group, Inc. and the Securities and Exchange Commission.




December 22, 1999